Exhibit 5

February 20, 2015

Domenico De Sole

Lead Independent Director

Sotheby’s

1334 York Avenue

New York, New York 10021

Domenico,

I am writing in response to Sotheby’s announcement on February 13th that “there will be no return of capital to shareholders at this time”.1

In the 18 months since Marcato’s initial investment in Sotheby’s, we have outlined numerous opportunities both publicly and privately for Sotheby’s to use its capital more intelligently to create shareholder value. Despite our dialogue with you and other members of the board, a substantial portion of Sotheby’s invested capital continues to earn a poor return or worse yet, earns no return at all. This willful neglect on the part of both management and the Finance Committee of the board must end urgently. Shareholders deserve leadership that combines sound business strategy with skilled financial management. For the duration of Marcato’s investment, we have enjoyed neither. We feel a responsibility to other shareholders to express our deep concern with the governance and executive judgment on matters of capital allocation and hold this board and management accountable. We submit that any new CEO’s first order of business may need to include the recruitment of a new CFO who will serve the interests of shareholders rather than defend misguided policies of the past.

By way of background, sell-side analysts covering Sotheby’s value the company by applying a P/E multiple to their estimate of earnings per share. This methodology produces a result that ignores any part of Sotheby’s business that has value but does not contribute to its earnings; the most obvious example of which is the company’s unusually large cash balance, but the same can be said for art and jewelry inventory, excess equity in the loan portfolio, and real estate assets. None of this significant value is being accounted for in Sotheby’s current market value.

Today, we present a specific and straightforward roadmap that we believe can immediately release $12.33 per share (28% of current market value) without materially affecting the company’s continued earnings power. With this increased flexibility, we recommend the immediate repurchase of $500 million of Sotheby’s shares.

[1]	Exhibit to Sotheby’s Form 8-K filed February 13, 2015

How did we get here?

A simple Google search for “Delaware Chancery Court Memorandum Opinion—Sotheby’s” produces a court document that offers rare insight into the rationale behind Sotheby’s current capital allocation strategy. The email excerpts in the court opinion expose that capital allocation decisions in the past had not been governed by thoughtful consideration for liquidity needs, return thresholds, and costs of capital but rather by tactical considerations to forestall a long-overdue proxy contest.

Among numerous other examples, the passage below between CEO Bill Ruprecht and Robert Taubman, a member of the Finance Committee, was particularly disappointing:

“We are going to be the target of a proxy fight with activist shareholders. The motivation for that fight is only peripherally about returning capital. It is about being on Sotheby’s Board. Mick McGuire needs that as validation, and Loeb wants that for ego…

My review of the situation however is this: if we make a gesture, that we can afford, of a couple of hundred million returned quickly to shareholders, we gain enormous tactical leverage in the process of persuading the 85% of shareholders who were not activists, that we are responsible stewards for their investment…

So this is about power, and political gamesmanship with shareholders, not about capital structure… [emphasis added]

If you do a modest buy back, and still feel like you are going to lose a proxy contest, then you would offer activists one or two seats and still be in control.” 2

At the time of this correspondence, Sotheby’s current CFO, Patrick McClymont, was employed by Goldman Sachs and serving as management’s financial advisor. In an email exchange with Bill Ruprecht, Patrick McClymont “agreed” with Bill’s argument that “ the decision to make a prudent distribution now allows us the greatest control over board composition and collegiality going forward. To bunker in ensures board disruption next spring. This isn’t and never was about capital markets [for McGuire and Loeb]. It’s about getting into a leadership position on Sotheby’s board.” [emphasis added]

As you recall, this reasoning proved to be wrong as I was offered a board seat and I declined because I would only serve on the condition that Sotheby’s commit to certain capital allocation targets; a condition the company resisted.

Against this backdrop, should shareholders be surprised that a CFO who was originally hired as the CEO’s activist defense banker would be reluctant to update a capital allocation strategy that was conceived with ulterior motives? Should shareholders be surprised that promises to return capital have gone unfulfilled after the ill-conceived plan failed to accomplish its goal of preventing a proxy challenge? Should shareholders be surprised that a board and management with very little of their own money invested in Sotheby’s stock are unconcerned with the opportunity cost of lazy capital allocation policies?

[2]	Source: http://courts.delaware.gov/opinions/download.aspx?ID=205180

What should we do now?

The exercise is a simple one:

1)	Answer the question: How much capital flexibility does the company require in order to pursue its business strategy and be confident that it can withstand an unexpected downturn in its business?

2)	Calculate sources of capital that Sotheby’s has at its disposal.

3)	If #2 is greater than #1, the company is overcapitalized. The “cost” of this overcapitalization can be measured by comparing the company’s cost of capital to the return being earned on these assets.

Management has provided a framework to #1 in a presentation dated January 29, 2014 where Sotheby’s detailed the results of its capital allocation and financial policy review3(this presentation mysteriously can no longer be found on Sotheby’s website).

The answer to #1 is $495 million which is broken down as follows:

•	$300 million in stand-by liquidity in case the company experiences a “worst case scenario” of having to fund auction guarantees. The company defined worst case scenario as 50% of outstanding guarantees (net of any purchase commitments) and an overall limit of $600 million in guarantees (net). (In truth, the January presentation detailed a liquidity reserve of $150 million against a net guarantee limit of $300 million, but management very quickly blew through its own self-imposed limit just a few months later and revised their max guarantee target to $600 million, but the lack of discipline around targets is the topic of a different conversation.)

•	$100 million of available capital to fund deals that offer certain buyers extended payment terms on purchases. This represents loans that are outside the activities of Sotheby’s Financials Services (“SFS”); query as to why extended payment terms are not funded out of SFS?

•	$90 million as a cushion to working capital in the scenario where a sudden and severe downturn reduces cash flow faster than the company can reset its cost base.

•	$5 million in working capital for SFS.

To reiterate, in January 2014, as part of an effort to undermine a proxy contest through a “gesture we can afford,” management’s framework implies $495 million of worst case scenario liquidity requirements. It is difficult to imagine why management would have any reason to underestimate this number, but quite easy to imagine why they might have wanted to overestimate the number for purposes of justifying a smaller “gesture.”

[3]	Exhibit to Sotheby’s Form 8-K filed January 29, 2014

Calculating the sources of capital at Sotheby’s disposal is also not difficult. However, we do believe that there are steps that Sotheby’s can and should take to increase the total liquidity available to the company. We detail this below:

Current Ready Liquidity:

•	$484 million in Cash at 9/30 (defined as cash on hand, plus $450 million receivable from buyers less $386 million due to consignors)

•	$192+ million of estimated Free Cash Flow generated in Q4 2014[4]

•	$300 million revolving credit facility that is currently undrawn

Subtotal: $976 million

We continue to recommend that the company take the following easy steps to create additional sources of liquidity:

•	Appraise London real estate assets and use as a source of funding through either: 1) mortgage financing; or 2) adding appraised real estate value to the collateral basket of the credit facility. $162.5 million. Using estimate of $250 million appraisal value and 65% advance rate.

•	Employ conservative leverage against auction segment through fixed-rate term financing. Management recommends 3.5x-4.0x Adjusted Debt / “through the cycle” EBITDA, inclusive of mortgage related debt, and has been unwilling to disclose their definition of “through the cycle” EBITDA. We would advocate for 2x Debt / “through the cycle” EBITDA, but we exclude mortgage debt from this calculation. We compute the trailing 7-year average auction segment EBITDA to be $206 million implying incremental borrowing capacity of $112 million.

•	Increase SFS loan-to-value to stated target level of 85% of outstanding loan balances. $54 million.

•	Appraise New York real estate and contribute residual equity value of New York property to the collateral basket of the credit facility. $41 million. Using estimate of $400 million appraisal value, 65% advance rate of total property value less $219 million mortgage loan. The company has the ability to pre-pay the mortgage on July 1 and this is an opportune time to improve the terms of the mortgage.

Subtotal: $370 million

#2: Total sources of capital: $1,346 million

#2 minus #1 = $851 million of excess capital!

Calculating the Cost:

$851 million of excess capital represents $12.33 per share, or 28% of the current stock price. We believe the company can immediately release this excess capital without materially changing the earnings power of the business.

[4]	Assumes Q2 2014 adjusted cash flow from operations (excluding changes in accounts receivable, due to consignors, and unusual inventory investment) less capital expenditures

This degree of financial mismanagement is unacceptable particularly given the persistence of excess capital over the tenure of Marcato’s investment. The board and management must take the necessary steps to cure this dynamic. We recommend the immediate repurchase of $500 million of Sotheby’s shares. This amount represents the current cash and revolver capacity less the entire reserve for worst case scenario liquidity requirements. Share repurchases are much more tax efficient than a special dividend – and we believe that Sotheby’s shares are a compelling long-term investment. The remaining excess capital can be accessed in short order and redeployed into activities that clear the company’s 15% ROIC hurdle or can be returned to shareholders through additional share repurchases. Future free cash flow generated by the business will also be available to fund growth investments.

We expect that with this analysis, the Finance Committee of the board will be equipped to fulfill its duty as fiduciaries to shareholders. While these numbers appear large, their magnitude only serves to highlight the dereliction of responsibility of Sotheby’s board and management. As one of Sotheby’s largest shareholders, we also look forward to a thorough discussion with its new CEO regarding the importance of intelligent capital allocation in creating value for shareholders.

Sincerely,

Mick McGuire

cc:

John Angelo – Finance Committee

Jessica Bibliowicz

Kevin Conroy

The Duke of Devonshire

Daniel Loeb

Daniel Meyer

Olivier Reza – Finance Committee

Marsha Simms

Robert Taubman – Finance Committee

Diana Taylor – Finance Committee

Dennis Weibling – Finance Committee, Chairman

Harry Wilson – Finance Committee

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